Exhibit 21.1
Subsidiaries of Youngevity International Inc.

Subsidiary Name(*)	Names Under Which Subsidiary Does Business(**)	State or Jurisdiction of Incorporation or Organization

AL Global Corporation	Youngevity® Essential Life Sciences and DrinkACT	California
CLR Roasters, LLC		Florida
Siles Plantation Family Group S.A.		Nicaragua
Financial Destinations, Inc.		New Hampshire
FDI Management, Inc.		New Hampshire
MoneyTrax, LLC		Nevada
Youngevity NZ, Ltd.		New Zealand
Youngevity Australia Pty. Ltd.		Australia
2400 Boswell, LLC		California
MK Collaborative, LLC		Delaware
Youngevity Global, LLC		Delaware
Youngevity Mexico S.A. de CV		Mexico
Youngevity Israel, Ltd.		Israel
Youngevity Russia, LLC		Russia
Youngevity Colombia, S.A.S.		Colombia
Youngevity Singapore PTE LTD		Singapore
Mialisia Canada, Inc.		Canada
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